UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 10, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated October 13, 2009 entitled ‘Roaming Hubbing Providers Connect, Realising an Important Milestone for the Roaming Hub Industry’

2.	A news release dated October 13, 2009 entitled ‘Vodafone & Decho Partner to Deliver PC backup services’

3.	A news release dated October 15, 2009 entitled ‘Vodafone and RIM Introduce the Blackberry Storm2 Smartphone’

4.	Stock Exchange Announcement dated October 5, 2009 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated October 6, 2009 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated October 6, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.	Stock Exchange Announcement dated October 7, 2009 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated October 8, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated October 9, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated October 12, 2009 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated October 13, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated October 14, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated October 16, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated October 16, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.	Stock Exchange Announcement dated October 20, 2009 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated October 21, 2009 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated October 23, 2009 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated October 26, 2009 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated October 27, 2009 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated October 28, 2009 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated October 29, 2009 entitled ‘Transaction in Own Securities’

22.	Stock Exchange Announcement date October 30, 2009 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

13 October, 2009

ROAMING HUBBING PROVIDERS CONNECT, REALISING AN IMPORTANT MILESTONE

FOR THE ROAMING HUB INDUSTRY

Vodafone Roaming Services and United Hubbing announced today they have entered into a Roaming Hub peering agreement, enabling network operators access to networks connected to both Roaming Hubs.

NEWBURY and LUXEMBOURG – October 13, 2009 - Vodafone Roaming Services and United Hubbing, leading providers of roaming solutions for the global telecommunications industry, announced today they have entered into a Roaming Hub peering agreement to extend roaming services across the globe.

Under these plans, network operators connected to both Roaming Hubs will be able to roam on all other network operators on the two Hubs. The agreement will enable connected operators to accelerate the provision of world wide roaming services to both their pre-paid and post-paid customers.

Dave Smithwhite, Director of Vodafone Roaming Services said: “Vodafone Roaming Services aims to empower our business customers by helping them to deliver easy and worry free communications anywhere in the world. This peering relationship is a significant step forward in achieving this ambition and demonstrates that the Roaming Hubbing concept, as defined by the GSMA, can accelerate the expansion of global roaming footprints benefiting customers and leading to an increase in roaming minutes”.

Sergey Rykov, CEO of United Hubbing, welcomed the agreement by saying: “This great combination will allow network operators to quickly and cost effectively gain substantial additional coverage for their subscribers by joining the Hub and is an exciting opportunity for networks to expand their global footprint. Commercially, this is a great opportunity for networks to tap into new sources of revenue, in a cost effective way”.

For any further information and enquiries, please visit Vodafone Roaming Services and United Hubbing at the GSMA’s BARG conference in Copenhagen, Denmark (October 12-15).

- ends -

About us

Vodafone Roaming Services is the leading Roaming Hub provider, empowering business partners to provide their users with easy and worry-free communications anywhere in the world. It unites Vodafone’s extensive roaming know-how with its global scale and its local operating experience. Vodafone Roaming Services takes pride in continuously delivering end to end quality solutions.

United Hubbing is a leading provider of Roaming Hubbing Services and Solutions to the GSM marketplace. As a GSMA certified Roaming Hub provider, the company provides solutions for pre and post-paid roaming services, international Top-up, Signaling, GRX and SMS hub solutions. Headquartered in London the company also has offices in Dubai, Moscow and Bermuda.

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE & DECHO PARTNER TO DELIVER PC BACKUP SERVICES

Vodafone customers to be offered secure, offsite protection and access to their PC’s digital files over fixed and mobile broadband connections

NEWBURY and SEATTLE – October 13, 2009 – Vodafone has formed a strategic partnership with Decho Corporation, a wholly owned subsidiary of EMC, to develop a range of cloud-based services for both business customers and consumers.

Vodafone PC Backup will enable customers to simply and securely back up work-related or personal digital content from their computer to a remotely hosted site. Once a customer has backed-up their digital content they know it is protected and that they will always be able to access it, even if their primary device is lost, stolen or otherwise unavailable.

Customers will also be able to view and share the content from their account via the web browser of a PC, laptop or netbook in the future, reducing the need to transfer content from one device to another.

Both business and consumer versions of the services will be introduced, with the former supported by a web-based management console to enable an administrator to centrally control storage allocations and policies for multiple users.

The PC Backup capabilities join Vodafone’s PC and mobile anti-virus protection in a suite which makes it simple and secure for customers to use fixed and mobile broadband services to access, organize, protect and share digital content.

Customers will be able to use Vodafone PC Backup over both fixed and mobile broadband connections via the web browser of desktop PCs, laptops, and netbooks.

The service will be introduced across a number of Vodafone’s major European markets throughout the remainder of this calendar year and builds upon the Mozy online backup service operated by Decho.

“Our customers are often using a range of connected devices each day, with different information and data contained on each one,” said Huw Medcraft, Director of Mobile Broadband, Vodafone. “Vodafone PC Backup will enable them to centrally store this content, providing users with the added reassurance that as a Vodafone customer their files – be they critical work documents for businesses or family photographs - will be there when they need it and accessible through a variety of devices and across both fixed and mobile networks.”

“The explosive growth in both business and consumer information is driving demand for new personal cloud services to help people protect, organize and enrich their most valuable information,” commented Harel Kodesh, CEO of Decho Corporation. “Building on the proven Mozy online backup service will differentiate Vodafone’s services and make it easier for millions of people to access and manage the information they need to do their job or run their lives each day.”

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 31 countries and Partner Markets in more than 40 countries. As of 30 June 2009, Vodafone had approximately 315 million proportionate customers world wide. For more information, please visit www.vodafone.com.

About Decho

Decho is dedicated to helping people protect, organize and enrich their “digital echo” – that valuable and ever-growing body of personal, digital information reverberating through our lives. Mozy, the company’s flagship offering, is the leading online backup service for both consumers and businesses. Decho is headquartered in Seattle and is an EMC company. For more information, please go to www.decho.com.

15 October 2009

VODAFONE AND RIM INTRODUCE THE

BLACKBERRY STORM2 SMARTPHONE

London, UK and Waterloo, ON, October 15: Vodafone and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Storm2TM smartphone for customers in seven European countries as well as South Africa.

The second generation of RIM’s innovative and award-winning touch-screen smartphone, the BlackBerry Storm2 significantly improves the BlackBerry® touch-screen platform with new technology and new features to let customers stay easily connected to the people, places and things that matter most.

In the busy holiday gift buying period, customers in the UK and Ireland will be able to get the new smartphone first through Vodafone, and it will be offered exclusively by Vodafone in Germany, Netherlands and Spain. It will also be made available in France, Italy and South Africa in time for Christmas.

The BlackBerry Storm2 with BlackBerry OS 5 evolves the BlackBerry touch-screen platform with hundreds of hardware and software enhancements.

- ends -

Note to editors

The BlackBerry Storm2 smartphone (model 9520) from Vodafone features:

New SurePress Technology

The BlackBerry Storm2 smartphone introduces a new SurePressTM technology based on an electronic suspension system that provides the user with tactile feedback when the touch-screen is pressed. The new system responds equally to gentle pressure applied anywhere on the surface of the screen and makes clicking the display practically effortless. Typing on the smartphone’s virtual keyboards is easier, more comfortable and more accurate. The new SurePress technology also allows the user to type a letter with one thumb even while their other thumb may still be touching or resting on another letter, enabling faster typing and multi-key actions such as Shift or Alt -key combinations.

Hardware Features

•                  Smooth design and premium finish with sloped edges, chrome accents, glass lens and stainless steel backplate

•                  Large (3.25”), dazzling, high resolution 360 x 480 display at 184 ppi

•                  Capacitive touch-screen with integrated functions (Send, End, Menu, Escape) and new SurePress technology that makes clicking the display practically effortless

•                  Global connectivity support: UMTS/HSPA (2100Mhz), quad-band EDGE/GPRS/GSM and Wi-Fi® (802.11 b/g) networks

•                  3.2 MP camera with variable zoom, autofocus, flash and video recording

•                  256 MB of Flash memory

•                  2 GB of onboard memory storage and a microSD/SDHD memory card slot that supports up to 16 GB cards today and is expected to support 32 GB cards when available

•                  Premium and easy-to-access phone features, background noise suppression technology, loud distortion-free speakerphone and face detection (proximity sensor) that prevents accidental clicks and blanks the screen while the user is on the phone

•                  Media player for videos, pictures and music, plus BlackBerry® Desktop Manager for both PCs and Macs, and BlackBerry® Media Sync for easily syncing iTunes® and Windows Media® Player music with the smartphone*

•                  Vodafone’s music client pre-installed, giving access to an extensive catalogue of artists

•                  A 3.5 mm stereo headset jack and dedicated volume controls

•                  Bluetooth® (2.1) with support for Secure Simple Pairing, hands-free headsets, stereo headsets, car kits and other Bluetooth peripherals

•                  Built-in GPS for maps and other location-based applications, as well as photo geotagging

•                  Access to BlackBerry App WorldTM, featuring a broad and growing catalog of mobile applications developed specifically for BlackBerry smartphones. Categories include games, entertainment, IM and social networking, news, weather, productivity and more. Applications developed for the original BlackBerry Storm are fully compatible with the BlackBerry Storm2

•                  BlackBerry® Internet Service and BlackBerry® Enterprise Server support

•                  Removable, rechargeable 1400 mAhr battery that provides approximately 6 hours of talk time on 3G networks and 280 hours of standby time

BlackBerry OS 5

•                  More responsive experience and includes usability and visual enhancements such as inertial scrolling, spin boxes that make it easier to set dates and times, gradient shading on buttons and more use of animation

•                  Typing accuracy and selection have been significantly refined

•                  BlackBerry® Browser improved with faster JavaScript and CSS processing as well as support for Gears and BlackBerry Widgets

•                  Customers running BlackBerry® Enterprise Server 5 will gain the ability to:

-                   Set follow-up Flags on the handset like they can in Microsoft® Office Outlook®

-                   Manage Microsoft Exchange email folders (Add, Rename, Move, Delete) on the handset

-                   Access remote files shares (Windows Shares); Save, View, Edit, and Email documents from remote file shares

-                   Forward appointments and view calendar attachments on the handset

-                   Benefit from wireless sync improvements for Contacts, including sync for multiple contact folders, personal Distribution Lists and contacts in Public/Shared folders

* Certain music files may not be supported, including files that contain digital rights management technologies.

Pricing

Pricing will be announced by the individual in-country operating companies. As an indication, Vodafone UK will be offering the BlackBerry Storm2 free from £35 per month on a 24-month contract that includes 600 minutes talk-time, unlimited BlackBerry Internet Service, unlimited text messaging, as well as unlimited access to VMI (Vodafone Mobile Internet) and broadband.

For more information please visit www.blackberry.com/storm

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Groupmediarelations@vodafone.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Research In Motion

Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless HandheldTM product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 October 2009

Number of ordinary shares transferred:	2,314,138

Highest transfer price per share:	141.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,210,469,318 of its ordinary shares in treasury and has 52,597,387,859 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 October 2009

Number of ordinary shares transferred:	252,019

Highest transfer price per share:	141.1p

Lowest transfer price per share:	141.1p

Following the above transfer, Vodafone holds 5,210,217,299 of its ordinary shares in treasury and has 52,597,639,878 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 6 October 2009 by HSBC Jersey that, as a result of an administrative error on their part, dividend monies on ordinary shares in the capital of the Company in which Alan Jebson, a director of the Company, has an interest had been inadvertently reinvested. As a result, the following number of ordinary shares in the Company were added to Mr Jebson’s interest on the dates shown:

Date	Number of Shares	Price
	Acquired

11.08.08	2,710	138.9053p

13.02.09	1,431	139.5719p

14.08.09	3,199	128.6538p

The number of shares in which Mr Jebson had an interest at 31 March 2009 and 18 May 2009 was 79,141 and not 75,000 as stated in the Company’s Annual Report. Following these transactions, Mr Jebson’s current interest in ordinary shares of the Company totals 82,340 shares.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 October 2009

Number of ordinary shares transferred:	292,012

Highest transfer price per share:	138.3p

Lowest transfer price per share:	138.3p

Following the above transfer, Vodafone holds 5,209,925,287 of its ordinary shares in treasury and has 52,597,931,890 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 October 2009

Number of ordinary shares transferred:	120,733

Highest transfer price per share:	140.05p

Lowest transfer price per share:	140.05p

Following the above transfer, Vodafone holds 5,209,804,554 of its ordinary shares in treasury and has 52,598,052,623 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 October 2009

Number of ordinary shares transferred:	43,410

Highest transfer price per share:	139.85p

Lowest transfer price per share:	139.85p

Following the above transfer, Vodafone holds 5,209,761,144 of its ordinary shares in treasury and has 52,598,096,033 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 October 2009

Number of ordinary shares transferred:	16,295

Highest transfer price per share:	137p

Lowest transfer price per share:	137p

Following the above transfer, Vodafone holds 5,209,744,849 of its ordinary shares in treasury and has 52,598,112,328 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 October 2009

Number of ordinary shares transferred:	20,310

Highest transfer price per share:	134.6p

Lowest transfer price per share:	134.6p

Following the above transfer, Vodafone holds 5,209,724,539 of its ordinary shares in treasury and has 52,598,132,638 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 October 2009

Number of ordinary shares transferred:	317,397

Highest transfer price per share:	136.1p

Lowest transfer price per share:	132.45p

Following the above transfer, Vodafone holds 5,209,407,142 of its ordinary shares in treasury and has 52,598,450,035 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 October 2009

Number of ordinary shares transferred:	33,209

Highest transfer price per share:	133.7p

Lowest transfer price per share:	133.7p

Following the above transfer, Vodafone holds 5,209,373,933 of its ordinary shares in treasury and has 52,598,483,244 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16th October 2009 by Computershare Trustees Limited that on 12th October 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 136.10p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Michel Combes*	184
Andrew Halford*	184
Matthew Kirk	182
Ronald Schellekens	184
Stephen Scott	184

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 October 2009

Number of ordinary shares transferred:	7,645

Highest transfer price per share:	136.05p

Lowest transfer price per share:	136.05p

Following the above transfer, Vodafone holds 5,209,366,288 of its ordinary shares in treasury and has 52,598,490,889 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 October 2009

Number of ordinary shares transferred:	103,131

Highest transfer price per share:	133.25p

Lowest transfer price per share:	133.25p

Following the above transfer, Vodafone holds 5,209,263,157 of its ordinary shares in treasury and has 52,598,594,020 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 October 2009

Number of ordinary shares transferred:	131,777

Highest transfer price per share:	134.2p

Lowest transfer price per share:	133.55p

Following the above transfer, Vodafone holds 5,209,131,380 of its ordinary shares in treasury and has 52,598,725,797 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 October 2009

Number of ordinary shares transferred:	6,936

Highest transfer price per share:	134.9p

Lowest transfer price per share:	134.9p

Following the above transfer, Vodafone holds 5,209,124,444 of its ordinary shares in treasury and has 52,598,828,733 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 October 2009

Number of ordinary shares transferred:	84,947

Highest transfer price per share:	139.5p

Lowest transfer price per share:	139.5p

Following the above transfer, Vodafone holds 5,209,039,497 of its ordinary shares in treasury and has 52,598,913,680 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 October 2009

Number of ordinary shares transferred:	95,912

Highest transfer price per share:	137.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,208,943,585 of its ordinary shares in treasury and has 52,599,009,592 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 October 2009

Number of ordinary shares transferred:	25,164

Highest transfer price per share:	136.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,208,918,421 of its ordinary shares in treasury and has 52,599,034,756 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 October 2009

Number of ordinary shares transferred:	149,450

Highest transfer price per share:	137.8p

Lowest transfer price per share:	137.8p

Following the above transfer, Vodafone holds 5,208,768,971 of its ordinary shares in treasury and has 57,807,953,177 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,599,184,206 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,599,184,206. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 10, 2009	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
Title: Group General Counsel and Company
Secretary